Mail Stop 4561

January 19, 2006

Michael J. McCloskey
Chief Operating Officer
Matrix Bancorp, Inc.
700 17th Street
Suite 2100
Denver, Colorado 80202

Re: Matrix Bancorp, Inc.
   Form S-3, filed December 21, 2005
   File No. 333-130550

Dear Mr. McLoskey:

       We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   With respect to the private offering, please tell us the exemption from registration relied upon and the pertinent facts relied upon to make the exemption available. Please provide us with a copy of any memorandum or offering circular used in connection with the private placement.

Disclosure Regarding Forward-Looking Statements…, page ii

2.   Move this section so that it appears after the Risk Factors section.

Matrix Bancorp, Inc., page 1

3.   Please disclose the percentage of shares to be purchased in the tender offer based on the number outstanding before the two transactions were begun. Please also disclose the percentage of shares being offered by selling shareholders relative to the number of shares expected to be outstanding after both transactions are completed.

4.   Please indicate when you expect the tender offer to close.

5.   Based upon your disclosure that you intend to purchase up to 4, 286,126 shares at $19.00 per share, the cash outlay from the tender offer would be a maximum of $81.4 million. Please explain how the company will use any remaining funds either in this section or in the Use of Proceeds section.

Risk Factors, page 3

6.   We note the reference to risk factors in other documents. Incorporation of material risk factors is inappropriate. Please revise this section to include all of the risk factors you feel are material to an investor purchasing the shares sold in this offering. Any prospectus supplement, such as you reference in the third sentence, must also be complete.

7.   Most of your risk factors, beginning with the third one, appear to be applicable to almost all public companies. Please specifically disclose how these represent a particular risk for your company or consider deleting them. Discussing the possibility of risks that are currently unknown or appear immaterial is unnecessarily confusing.

8.   Please include a risk factor that discusses the likely impact of the tender offer on the trading price of your company's stock and the consequences on resale by purchasers in this offering, or explain why this is not warranted. Please include the pre-November historical price average, the per share price paid by sellers in this offering and the current price.

The number of shares that will become available…, page 3

9.   The description you use does not appear to adequately reflect the circumstances in this situation. Not only is a large percentage of shares being offered, they are being offered into a market where most of the company's historical shareholders will have apparently just tendered their shares at a historical premium. Further, the combined private offering

and tender offer were apparently developed because the market was not believed capable of absorbing the approximately 40% ownership of two principal shareholders. This is an amount less than being offered by the selling shareholders. Please revise this description to reflect this overall situation on the ability of the market to absorb the shares in this offering.

Our stock price and trading volume may be volatile…, page 3

10.   You provide a long list of possible problems that may affect the price of shares. Please either delete this information or specifically describe the specific circumstances that make each factor a material uncertainty relative to your share price.

Use of Proceeds, page 6

11.   Here or under other appropriate heading, please disclose both the principal business reasons for the combined tender offer and private offering and the material consequences for the company to the extent known. These consequences might include, for example:

- the change in share ownership of Messrs. Gibson, Schmitz and Spencer, with quantification, including the number and percentage of shares owned,
- the change in management,
- the impact on the overall number of shares outstanding, number of shareholders and change in assets, and
- the impact on the market for your shares.

Selling Shareholders, page 10

12.   Please advise the staff whether each selling shareholder is a broker-dealer or an affiliate, as defined by Rule 405, of a broker-dealer. Please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

13.   For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold. Also, if any of the shareholders are thus identified as underwriters, please provide your analysis as to how Matrix is eligible to use Form S-3 for primary offerings, noting the significant holdings by affiliates.

14.   If any of the selling shareholders are affiliates of broker-dealers, but not broker-dealers themselves, then include disclosure indicating that those broker-dealer affiliates:

- purchased the securities in the ordinary course of business, and
- at the time of the purchase had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Unless you indicate that these two conditions are met, it appears you should indicate that the broker-dealer affiliates *are* underwriters. Please revise accordingly, or tell us why you don't believe any broker-dealer affiliate offering shares for resale is unable to make the above representations is not acting as an underwriter. We may have further comment.

15.   Please disclose any limitation on the sale of securities by officers and directors of the company.

Selling Shareholders, page 10

16.   Please give the percentage ownership figures on both a pre and post tender offer closing basis.

17.   By footnote or otherwise, please indicate the number and percentage of shares to be owned after this offering by each party who's shares are not all being registered.

Plan of Distribution, page 13

18.   Please disclose, if correct, that sellers in this offering will not be allowed to tender their shares in the current tender offer.

Form 8-K filed December 27, 2005

19.   Please advise us as to the dollar impact on the company resulting from the settlement you describe. Consider providing this disclosure in an amendment or advise us why this is not required.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   Please contact David Lyon at (202) 551-3421 or me at (202) 551-3419 with any other questions.

        Sincerely,

        Christian Windsor
        Special Counsel

by fax: Lloyd H. Spencer
   fax number 202-457-6315